Mail Stop 4561

December 1, 2009

Phaneesh Murthy
Chief Executive Officer and Director
iGATE Corporation
6528 Kaiser Drive
Fremont, CA 94555

>   **Re: iGATE Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
>   **Form 8-K Filed October 1, 2008**
>   **File No. 000-21755**

Dear Mr. Murthy:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 1. Business, page 1</u>

1.   We refer to your disclosure under the risk factor subcaption "Concentration of Revenues" on page 6 and note that your five largest clients represented approximately 61%, 55% and 50% of your revenues for the years ended December 31, 2008, 2007 and 2006, respectively. We also refer to note 8 to your consolidated financial statements where you disclose that two of your customers

accounted for 25% and 18%, 25% and 18%, and 30% and 10% of your total revenues in 2008, 2007 and 2006, respectively. We are unclear as to how you have determined not to identify these customers pursuant to Item 101(c)(1)(vii) of Regulation S-K, discuss the material terms of any agreements with these customers, and file these agreements as exhibits. Please advise.

Item 1A. Risk Factors, page 4

General

2.   Several of the subcaptions in your risk factors section fail to adequately describe how the related condition or uncertainty will affect your company. As examples, we note the following subcaptions:

- "Difficulties in Providing Expanded Service Options" on page 4;
- Rapid Technological Change; Dependence on New Solutions" on page 5; and
- Concentration of Revenues on page 6.

In subsequent filings, please be sure that each risk factor subcaption adequately describes the risk. See Item 503(c) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 15

3.   In subsequent filings, please consider expanding your overview to include a discussion of economic or industry-wide factors relevant to your operations. In this regard, we refer to your earnings calls, including the second quarter 2009 earnings conference call and note your discussion regarding utilization and the pricing realizations decline. For guidance, see Section III of SEC Release No. 33-8350, available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

4.   As a related matter please consider expanding your overview in subsequent filings to include a discussion of important themes or significant matters with which you are concerned primarily in evaluating your financial condition and operating levels. See Section III.A of SEC Release No. 33-8350.

Part III (as incorporated by reference from definitive proxy filed March 13, 2009)

Executive Compensation

Compensation Discussion and Analysis

Base Salaries for Executive Officers, page 13

5.   We note that in setting the base salaries of your executive officers you consider
        the base salaries paid to executive officers at peer group companies. Please tell us
        whether you engaged in any benchmarking of total compensation, or any material
        element of compensation, and identify the benchmark and, if applicable, its
        components (including component companies). You should also describe the
        criteria used in selecting the component companies of the peer group. See Item
        402(b)(2)(xiv) of Regulation S-K.

Annual Bonuses for Executive Officers, page 14

6.   You state that bonuses paid to Messrs. Shangold and Murthy were based upon
        your attainment of specific revenue, gross profit and operating results, and the
        bonus paid to Mr. Zugay was based on your attaining certain goals primarily
        related to corporate operating expenses. Please describe for us how your annual
        bonus payments, and the other forms of executive compensation, are structured
        and implemented to reflect these items of your performance. Where discretion
        can be exercised as to the amounts of the payments, identify any particular
        exercise of discretion and state whether it applied to one or more specified named
        executive officers or to all compensation subject to the relevant performance
        goal(s). See Item 402(b)(2)(vi) of Regulation S-K.

Stock Incentive Plan, page 14

7.   You state that your Compensation Committee considers the performance level of
        each officer in determining the size of equity awards. For each element of
        compensation, please tell us how specific forms of compensation are structured
        and implemented to reflect the named executive officer's individual performance
        and/or individual contribution to these items of the registrant's performance,
        describing the elements of individual performance and/or contribution that are
        taken into account. See Item 402(b)(2)(vii) of Regulation S-K.

Policies and Procedures for Approving Related Person Transactions, page 32

8.   You state that material related person transactions are to be approved by your
        Audit Committee. Please describe for us the material features of your policies

and procedures for the review, approval, or ratification of such transactions. See Item 404(b) of Regulation S-K.

Signatures, page 82

9.   We refer to comment 8 of our letter dated December 31, 2007 issued in connection with our review of your Form 10-K for the year ended December 31, 2006 and your related response dated January 25, 2008 and note that you have not included the signature of either a controller or chief accounting officer on your report. Please confirm that you will include the signature of the person serving in such capacity in subsequent filings. See General Instruction D(2)(a) of Form 10-K.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Item 1. Financial Statements

Condensed Consolidated Statements of Income, page 3

10.   Please explain to us how your income statement presentation complies with ASC 810-10-50-1A. See also the implementation guidance in ASC 810-10-55-4J.

Item 4. Controls and Procedures

Management's Report on Internal Control over Financial Reporting, page 25

11.   We note that you have provided Management's Report on Internal Control over Financial Reporting in your Forms 10-Q for the periods ended March 31, 2009, June 30, 2009 and September 30, 2009. However, we note that Management's Annual Report on Internal Control over Financial Reporting is only required in your Form 10-K and the conclusions would be as of the end of the registrant's most recent fiscal year. See Item 308 of Regulation S-K. Please advise.

Form 8-K Filed October 1, 2008

12.   Please tell us how you considered filing pro forma financial information for the disposition of your Professional Services business. See Item 9.01 of Form 8-K and Article 11 of Regulation S-X.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Christine Davis, Senior Staff Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Ryan Houseal, Staff Attorney, at (202) 551-3105 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief